Exhibit 99.1

Enerplus Announces Investor Day Webcast Details

CALGARY, June 19, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the webcast details for the Enerplus Investor Day to be held on Monday, June 24th in Calgary. Detailed presentations outlining our strategy, portfolio of assets, financial position and our hedging objectives will be discussed. To register for the live webcast of this meeting, please see below:

Date:	Monday, June 24, 2013
Time:	9:00 - 11:30 am MT
11:00 - 1:30 pm ET
Webcast:	http://event.on24.com/r.htm?e=601466&s=1&k=BA4B4E43EBCC2A2132D5B966C95033A5

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  The login details can also be found on our website at www.enerplus.com.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 19:30e 19-JUN-13